Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Provides Update on Merger with Bullion Monarch

Vancouver, British Columbia, July 31, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) -Eurasian Minerals Inc. (“EMX” or the “Company”) is pleased to provide an update on the previously announced merger with Bullion Monarch Mining Inc. (“Bullion”) (see press release dated February 7, 2012).

The Securities and Exchange Commission (the “SEC”) has declared effective the registration statement on Form F-4 relating to the Company’s proposed merger with Bullion (the “Merger”). The registration statement contains the definitive proxy statement of Bullion and the prospectus of EMX, which will be mailed to Bullion’s shareholders on or about August 1, 2012. The special meeting of Bullion shareholders to approve the Merger will be held on August 17, 2012, and the transaction is expected to close shortly thereafter, subject to satisfaction of the closing conditions in the merger agreement. The original definitive agreement regarding the Merger (the "Agreement") provided that either party could terminate the Agreement if the transaction did not close on or before July 31, 2012; however, the parties have agreed to waive the right to terminate the Agreement until August 31, 2012, to give the parties time to obtain Bullion shareholder approval.

Important Information for Shareholders

In connection with the proposed Merger, EMX has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of Bullion and a prospectus of EMX, as well as other relevant documents concerning the proposed transaction. The SEC declared the registration statement effective on July 27, 2012. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and the registration statement and other documents filed with the SEC by Eurasian and Bullion through the SEC’s EDGAR website at www.sec.gov and by contacting EMX Investor Relations at (303) 973-8585 or Bullion at (801) 426-8111. In addition, investors and security holders will be able to obtain free copies of certain documents filed with the SEC on Eurasian’s website at www.EurasianMinerals.com and on Bullion’s website at www.bullionmm.com.

EMX and Bullion and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Bullion in connection with the proposed Merger. Information about Bullion’s directors and executive officers is set forth in Bullion’s proxy statement on Schedule 14A filed by Bullion with the SEC on August 29, 2011. Information about the directors and executive officers of EMX is set forth in the proxy statement/prospectus relating to the Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger. Free copies of this document may be obtained as described in the preceding paragraph.

About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Certain statements contained in this news release include “forward-looking statements” that involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Examples include the parties’ ability to consummate the proposed Merger and timing thereof, the benefits and impact of the proposed Merger, including tax effects to shareholders, the combined company’s ability to achieve synergies and value creation that are contemplated by the parties, EMX’s ability to promptly and effectively integrate Bullion’s business and the diversion of management time on Merger-related issues.

These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecast” or similar expressions. EMX believes these judgments are reasonable, but you should understand that no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial conditions of EMX, Bullion or the combined company, due to a variety of important factors, including those risks and uncertainties identified under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the proxy statement/prospectus relating to the Merger.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com